UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Termination of Proposed RockawayX Acquisition

As previously disclosed, Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) determined not to proceed with the proposed acquisition of RockawayX a.s. (“RockawayX”) contemplated by the non-binding term sheet entered into in December 2025. At a meeting of the Board of Directors of the Company (the “Board”), following review of RockawayX’s actual results and the explanations provided by RockawayX, which the Board found unsatisfactory and incomplete, the Board determined that the Company should discontinue the process of pursuing the proposed transaction.

The proposed transaction contemplated the acquisition of RockawayX from Rockaway Capital SE for consideration consisting primarily of Class B ordinary shares of the Company. The contemplated consideration included 25 million Class B ordinary shares as initial consideration, up to approximately 62 million additional Class B ordinary shares as contingent earn-out consideration, and up to 20 million additional Class B ordinary shares under specified trading-price conditions, subject to applicable offsets and other terms (the share numbers are as of the time of the entry into the term sheet and on a pre-reverse share split basis). As a result, the proposed transaction would have represented a significant acquisition for the Company and would have involved substantial potential equity issuances, dilution, governance considerations, and integration planning.

In evaluating whether to pursue the proposed transaction, the Company relied on financial information, presentations, projections, and other materials provided by RockawayX and its representatives concerning RockawayX’s business, financial condition, operating performance, EBITDA, expected EBITDA, and actual results. RockawayX’s EBITDA profile and related financial information were material to the Company’s evaluation of RockawayX’s valuation, transaction structure, potential shareholder impact, integration planning, and the strategic rationale for the transaction.

The Company identified material inconsistencies and omissions in information previously provided to the Company regarding RockawayX’s business, financial condition, and expected operating performance. Among other things, the Company has determined that certain representations concerning RockawayX’s EBITDA, projected financial contribution, and prospective commercial opportunities were inconsistent, incomplete, not supported by RockawayX’s actual results, and lacked a reasonable basis in the information made available to the Company.

The inconsistent financial information provided by RockawayX caused the Company to pursue a proposed transaction that it would not have pursued on the terms contemplated, or at all, had consistent information regarding RockawayX’s actual operating performance been provided. The Company devoted management time, advisory resources, diligence efforts, investor attention, and strategic focus to a transaction based on a financial premise that was not actually supported by the performance of RockawayX’s existing business. The Company also believes that the pendency of the proposed RockawayX transaction adversely affected the Company’s ability to pursue additional PIPE financing following its successful PIPE financing in September 2025, as Company resources and investor attention were directed toward the proposed RockawayX transaction and the diligence process relating to that transaction.

Based on these facts, the Board concluded that the financial premise underlying the proposed transaction was materially different from the premise presented to the Company and that the proposed transaction was no longer in the best interests of the Company and its shareholders. The Company is assessing potential claims and remedies arising from the inconsistent information provided by RockawayX in connection with the proposed transaction, including claims based on materially inconsistent, incomplete, or misleading financial information and other representations provided to the Company during the transaction process.

Following its decision not to proceed, the Company has nevertheless continued to evaluate strategic alternatives consistent with its Solana-based digital asset treasury and infrastructure strategy. The Company remains focused on executing its Solmate infrastructure strategy, evaluating acquisition and partnership opportunities, and protecting the interests of the Company and its shareholders.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Forward-Looking Statements

This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including, but not limited to, statements relating to the Company’s belief with respect to the adverse effect relating to the pendency of the proposed RockawayX transaction, plans and strategies to build Solmate infrastructure, and the Company’s plans for value creation and strategic advantages. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies, the Company’s future business development, financial condition and results of operations, changes in the Company’s expenditures, general economic and business conditions globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. Forward-looking statements speak only as of the date of this Form 6-K. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2026	BRERA HOLDINGS PLC

	By:	/s/ Ron Sade
Ron Sade
Chief Executive Officer

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